Exhibit 99.1

Basel Medical Group Completes Acquisition of Bethesda Medical to Strengthen Healthcare Ecosystem in Singapore and Southeast Asia

Singapore – April 30, 2025 – Basel Medical Group Ltd (Nasdaq: BMGL), today announced the closing of the acquisition of Bethesda Medical Pte. Ltd., a leading Singapore-based healthcare provider specializing in diagnostic imaging and outpatient care. The acquisition marks a significant step in Basel Medical Group’s strategic expansion in Singapore and the broader Southeast Asian healthcare market.

About Bethesda Medical Pte. Ltd.

Bethesda Medical started its first medical establishment in 1995. This year marks their 30 years’ anniversary, and at same time, marks the commencement of a new journey with Basel Medical Group. Bethesda Medical has previously won government tenders in Singapore and has been active with both public and private sectors of work. The group not only covers occupational health services for foreign workers and corporate clientele in Singapore, but also is one of the few groups in Singapore that offers expertise in seafarer health services, woman health, mental health and sport medicine services.

Strategic Partnership Evolves into Full Integration

Basel Medical Group and Bethesda Medical have been collaborating on strategic partnerships aimed at enhancing patient care and operational efficiencies. The acquisition solidifies this relationship, enabling deeper synergies between the organizations.

Synergies and Cross-Referral Opportunities

With Basel Medical Group’s strong presence in orthopaedic care, the integration of Bethesda Medical’s diagnostic and outpatient services will create a seamless referral system, improving patient access to specialized treatments. This synergy is expected to enhance clinical outcomes and operational efficiency across both groups particularly in the area of sport medicine, work related and sport related musculoskeletal injury cases

Accelerating Growth in Singapore and Southeast Asia

The acquisition of Bethesda Medical marks the beginning of Basel Medical Group’s expansion strategy in Singapore and the broader Southeast Asian healthcare market. By broadening its service offerings and integrating advanced medical solutions, Basel Medical Group is positioning itself as a key player in the region’s evolving healthcare ecosystem.

About Basel Medical Group Ltd

Basel Medical is a Singapore-based provider of orthopedic and trauma services, sports medicine and surgery, orthopedic procedures, as well as neurosurgical treatments. Our operations are based in Singapore, with our clinics being at 6 Napier Road, Unit #02-10/11 and Unit #03-07, Gleneagles Medical Centre. Over the last 20 years, our group has forged strong and lasting relationships with a large base of corporations, in particular those in the construction, marine and oil & gas industries, which underpin our robust business model. As an orthopedic service provider in Singapore with a track record of over 20 years, we are well-positioned to ride the wave of growth opportunities in the private healthcare industry in Singapore and across Southeast Asia driven by ageing populations, rising income levels, increasing private insurance coverage, government effort and expenditure on healthcare, growing sports participation rate and Singapore’s position as a premium destination for healthcare services in Asia. Our management and medical practitioner team comprises a roster of orthopedic and neurosurgery specialists, corporate finance and healthcare partnership specialists. Basel Medical Group Ltd serves as the holding company of our group and we conduct our operations through our operating subsidiaries based in Singapore. For more information, please visit the Company’s website: www.baselmedical.com.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements, which involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that may affect its financial condition, results of operations, business strategy and financial needs. Investors can find many (but not all) of these statements by the use of words such as “aim”, “anticipate”, “believe”, “estimate”, “expect”, “going forward”, “intend”, “may”, “plan”, “potential”, “predict”, “propose”, “seek”, “should”, “will”, “would” or other similar expressions in this press release. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s filings with the SEC.

Media Contact:

Basel Medical Group Ltd

+65 6291 9188

contact@baselmedical.com

www.baselmedical.com